UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo Technology Streamlines Offset Print Production for R.R. Donnelley Customers

Vancouver, BC, Canada (April 15, 2002) - Creo Inc. (NASDAQ: CREO; TSE: CRE) announces the largest installation of its Synapse™ InSite Internet portal into prepress. The installation by R.R. Donnelley, a leading commercial printer and communications services company, will enable its offset customers to submit their printing files to prepress, track the status of print jobs, collaborate, proof files, and make changes or approve print jobs-all remotely using the Internet, no matter where they are physically located. This installation implements the Networked Graphic Production initiative by Creo, an integrated, collaborative production environment that streamlines printing cycles, shortens cycle times and minimizes errors on press.

R.R. Donnelley will install two major software products by Creo-the Synapse InSite Internet portal and the Prinergy® workflow management system-into Digital Solution Centers, rolling out across the company's offset print platform over the next 18 months. The first center, based in Pontiac, IL, southwest of Chicago, will prepare files for nearly 700 publishers of short-run magazines throughout the U.S. for printing at several R.R. Donnelley plants.

"We're pleased to provide R.R. Donnelley clients with the ability to access their offset job files in the Prinergy workflow, to check job status, proof and approve jobs on-line with the Synapse InSite Internet portal. These products will significantly reduce production cycle times," says Kevin Harrell, Creo global accounts manager. "This accounts for the largest end-user client base using the Synapse InSite Internet portal for remote proofing."

"R.R. Donnelley's Digital Solution Centers will provide customers with the versatility and convenience to access their pages anytime, anywhere," said Mary Lee Schneider, president, Premedia Technologies, R.R. Donnelley Print Solutions. "This will give our customers greater control over their schedules and make file processing more streamlined and accurate."

"We have a long history of success working together," said Judi Hess, president, graphic arts, Creo. "As industry leaders, we developed the first computer-to-plate (CTP) installation in 1994 with R.R. Donnelley. Today CTP is the industry standard. This new installation will enable R.R. Donnelley to realize significant improvements in presswork quality, job turn-around time, and collaboration with their customers by leveraging the benefits of the Prinergy workflow and the Synapse InSite Internet portal."

Last year, R.R. Donnelley installed the Prinergy workflow in five North American book publishing plants. More than half The New York Times bestsellers are printed by the company, which serves several of the largest book publishers in North America.

About R.R. Donnelley

R.R. Donnelley (www.rrdonnelley.com) is revolutionizing communications effectiveness by providing comprehensive and integrated communications services. These include premedia, digital photography, content management, printing, Internet consulting and logistics. The company's full range of solutions help publishers and merchandisers, as well as telecommunications, financial and healthcare companies, deliver effective and targeted communications in the right format to the right audience at the right time. It serves customers in North America, South America, Europe and the Asia/Pacific Basin.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers.

© 2002 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Holly Hokrein	Rochelle van Halm	Tracy Rawa
Marketing Communications (Americas)	Media Relations (Headquarters)	Investor Relations
T. +1.781.280.7331	T. +604.451.2700	T. +604.451.2700
F. +1.781.275.3430	F. +604.437.9891	F. +604.437.9891
holly.hokrein@creo.com	rochelle.van.halm@creo.com	tracy.rawa@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

Date: April 15, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary